August 14, 2007

Via U.S. Mail and Fax (202-772-9210)

Daniel L. Gordon
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Quintek Technologies, Inc. Form 10-KSB for the period ended June 30, 2006 Filed September 28, 2006 File No. 0-29719

We are in receipt of your comment letters dated June 6, 2007 to Quintek Technologies, Inc. (the “Company”). We have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

We are providing our responses which address all comments raised by this Comment Letter supplementally. When all comments have been properly addressed and cleared, we intend to file an amended Form 10-KSB which includes all the changes. Our responses to the comments follow.

Note 5. Employee Receivables, page F-12

1.
Please revise to include disclosure of what these receivables represent and why an allowance has been recorded for the entire amount. Also tell us why you are accruing interest income on these notes when you have established a valuation allowance for the entire amount.

Quintek Technologies Inc. Response to Item #1:

These receivables are interest bearing promissory notes from previous employees of the Company. These notes are unsecured and carry a 4% per annum interest. The language in the promissory note agreement allows for payment in full at the conclusion of the loan or by June 30, 2019. Interest will continue to accrue until that date. We have established the valuation allowance to disclose a more accurate figure in regard to receipt of these funds at the end of the note period.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

Note 13. Convertible Debentures, page F-14

2.
We note that you have allocated proceeds between the warrant and debt based on the relative fair value of each. Please disclose the actual dollar amount of each and how such amounts are reflected in your financial statements.

Quintek Technologies Inc. Response to Item #2:

The fair value of the debt is equal to the actual proceeds received of $750,000. The fair value of warrants is $1,935,904. The value of the warrant was calculated using the Black-Scholes model using the following assumptions: Discount rate of 3.93%, volatility of 100% and expected term of five year.

The fair value of beneficial conversion feature ($NIL) and warrants ($1,935,904) is treated as discount. Out of the total discount of $1,935,904, the amount of $750,000 equal to the face value of the debenture is considered as unamortized discount which will be amortized over the term of the debentures. The remaining amount of $1,185,904 ($1,935,904 - $750,000) has been shown as financing costs in the accompanying statement of operations.

The treatment in the financials is as follows:

Fair value of warrants issued with the debenture	$1,935,904
Fair value of beneficial conversion feature	0
Total discount associated with the debenture	1,935,904
Unamortized Discount (up to the fair value of debenture)	(750,000)
Discount to be expensed as of 6-30-06	$1,185,904

Proceeds from debenture as of 6-30-06	$750,000
(less) Unamortized Discount as of 6-30-06	(721,259)
Net value of debenture as of 6-30-2006	$28,741

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

3.
You disclose that the beneficial conversion liability has been calculated to be NIL at June 30, 2006. Please provide us with your calculation of the beneficial conversion liability. Since this is convertible into 95% of the market price it would be convertible into a variable amount of shares but it would have a fixed value no matter the market price. We may have further comment.

Quintek Technologies Inc. Response to Item #3:

As per the debenture agreement, the conversion price is:

“the conversion price in effect on any Conversion Date shall be, at the sole option of the Holder, equal to either (a) $0.0662 (the “Fixed Conversion Price”) or (b) ninety five percent (95%) of the lowest Volume Weighted Average Price of the Common Stock during the thirty (30) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (the “Market Conversion Price”).

Based on the above clause, it was assumed that the Beneficial Conversion Feature (BCF) is a derivative as the volume of shares traded cannot be controlled by the Company.

The value of beneficial conversion feature of the convertible debenture was calculated using the Black-Scholes model using the following assumptions: Discount rate of 3.93%, volatility of 0% and expected term of three years.

The volatility is assumed to be 0% based on the assumption that the derivative (exercise price) is indexed to the stock price of the Company's stock. If this were a derivative unrelated to stock price normal volatility would have been assumed.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

4.
Your disclosure indicates that you would not have sufficient authorized shares available to meet your potential commitments under your convertible debentures. If you were not able to conclude that you would have sufficient authorized shares available to meet your potential commitment under this financing, then it appears that you would also be unable to conclude that you would have sufficient authorized and un-issued shares to settle any of your commitments within the scope of EITF 00-19 since you have an instrument that is convertible into a potentially unlimited number of shares. In this regard, we believe that all of these instruments would also be required to be accounted for as derivative liabilities, pursuant to paragraph 24 of EITF 00-19. Please revise your financial statements or tell us how you have complied with the appropriate accounting literature.

Quintek Technologies Inc. Response to Item #4:

Please note that when all comments have been properly addressed and cleared, we intend to restate the June 30, 2006 financials based on the following explanation.

As per EITF 00-19, all warrants issued and outstanding as of May 19, 2006 (the date of issuance of debenture) have been accounted for as derivative liability assuming that the company would not have sufficient authorized shares available to convert all these warrants. The fair value of the outstanding warrants as of May 19, 2006 is $694,456. Hence, $694,456 has been transferred from stockholders’ equity to warrant liability.

The treatment of the derivative liability in the financials is as follows:

Fair value of all warrants outstanding as of the as of the date of occurrence of derivative liability (5-19-2006)	$2,644,645

Less :- Fair value of all warrants outstanding as of the balance sheet date (6-30-2006)	1,967,637

Change in fair value of the warrants (derivative) - {Income as the current value is less than the original valuation}	$677,008

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

5.	Please clarify to us why the warrants issued in connection with the convertible debentures represent an asset as opposed to a liability, given that you would not have sufficient authorized shares available to meet your potential commitments under such warrants.

Quintek Technologies Inc. Response to Item #5:

Please note that when all comments have been properly addressed and cleared, we intend to restate the June 30, 2006 financials based on the following explanation.

The fair value of warrants with the convertible debenture is $1,935,904. The value of the warrant was calculated using the Black-Scholes model using the following assumptions: Discount rate of 3.93%, volatility of 100% and expected term of five year.

However, given the fact that the company would not have sufficient authorized shares to meet the potential commitments under the warrants with the convertible debenture or, as a matter of fact, to meet the potential commitments under any other warrants issued and outstanding as of June 30, 2006. Hence, the discount on debt related to the warrants of $1,935,904 is considered as a warrant liability as of the date of inception of the convertible debenture (and not credited to equity).

Furthermore, the change in the fair value of all warrants (including the warrants issued with the convertible debenture) issued and outstanding as of the balance sheet date is calculated using the Black-Scholes model using the following assumptions: Discount rate and volatility as assumed in original valuation as of the date of issuance and reduced term of the outstanding warrants.

The calculation for the warrant liability (derivative liability) as of June 30, 2006 is as follows:

Warrant liability (of existing warrants prior to the convertible debenture)	$14,286
Fair value of warrants associated with the Convertible debenture as of the date of inception	1,935,904
Fair value of all other warrants outstanding as of the date of inception of the derivative	694,456
Total Warrant Liability as of June 30,2006	2,644,645

Less :- Change in fair value of the warrants (derivative) - as per the above calculation	677,008

Warrant / Derivative liability as of June 30, 2006	$1,967,637

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

Please direct any questions regarding the revised letter to the Company’s counsel Mr. Gregory Sichenzia, Esq. of Sichenzia Ross Friedman Ference LLP at 61 Broadway, 32nd Floor, New York, New York, telephone 212-930-9700, facsimile 212-930-9725.

Sincerely,

Quintek Technologies, Inc.

By:	/s/ Andrew Haag
Andrew Haag
Chief Financial Officer

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com